Exhibit 99.1

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

QUEST SOFTWARE

Moderator: Stephen Wideman

October 30, 2008

4:00 p.m. CT

Operator: Good day and welcome to the Quest Software third quarter earnings release conference call. Today’s conference is being recorded.

With us today are Vinnie Smith, Executive Chairman; Scott Davidson, Chief Financial Officer; Stephen Wideman, Assistant Treasurer; and Doug Garn, President and Chief Executive Officer.

At this time, I would like to turn the conference over to Mr. Stephen Wideman. Please go ahead, sir.

Stephen Wideman: Thanks very much and welcome everyone to Quest Software’s third quarter call.

Of course I’m thrilled to have on the call with us today, Vinnie Smith, Executive Chairman; Doug Garn, President and Chief Executive Officer; Scott Davidson, Chief Financial Officer. Scott, Doug and Vinnie will share some thoughts on the quarter which ended September 30th, 2008. Then we’ll open up the call for Q&A.

Our call is being webcast from our investor relations Web site and you can get a copy of our press release issued just a short while ago on this Web site as well. A replay of this call will be available on this site or using the instructions noted in our release.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

At this point, let me turn briefly to our Safe Harbor statement. Some of the statements we make today may be considered forward-looking including statements regarding our anticipated revenue and operating margins in future periods, other statements about our plans, prospects and strategies, and statements regarding our intention to commence a tender offer to repurchase shares of our common stock. These statements involve a number of risks and uncertainties that could cause actual results to differ materially.

Please also note that these forward-looking statements reflect our opinions only as of the date of this presentation and we undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events.

Please refer to our SEC filings including our annual report on Form 10-K for the year ended December 31st, 2007, our first and second quarter 2008 reports on Form 10-Q as well as our Q3 earnings release for a more detail description of the risk factors that may affect our results. Copies of these documents can be obtained from SEC at sec.gov or by visiting the investor relations section of our Web site.

Also please note that certain of these financial measures we’ll use on this call such as EPS, net income, operating margin and operating income are expressed on a non-GAAP basis and have been adjusted to exclude various charges including amortization of intangibles, share-based compensation expense and expenses of our stock option investigation. We report on GAAP results as well as provide a GAAP to non-GAAP reconciliation in our earnings press release. A copy of which is available on the Investor Relations areas of our Web site at quest.com.

With that, it is my pleasure to turn the call over to Vinnie.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

Vinnie Smith: Thanks, Steve.

Obviously with Doug’s new role, we’ll be transitioning different responsibilities over to Doug and one those responsibilities is a good portion of this call. We’ll start with Doug, we’ll review the operations for the quarter, then Scott will follow the specifics on the finances. Then I’ll follow up with some thoughts on our market and our broader thoughts for 2009.

With that, let me hand the call over to Doug.

Doug Garn: Thanks, Vin. First, let me start by saying that I’m proud to be the CEO of Quest, and to be participating on this my first call.

The fact that we executed very well in a tough environment in Q3 was – certainly made the quarter exciting and one that I’m very proud of. The energy, the focus and the execution of our team was integral in delivering impressive results. I look forward to seeing that same energy in Q4 and onward.

To begin, I’d like to give you some perspective on deal metrics then I’ll touch on the sales region and across product groups. In regards to the deal highlights, we had an eight percent increase in deals over $100,000 this past quarter compared to Q3 of 2007. Taking a cut of the deals over $100,000, the average deal size this quarter was $295,000 versus $246,000 in Q3 2007. The revenue split in Q3 was 64 percent North America, 36 percent rest of world which was similar to Q3 of ‘07. It was a five percent delta from last quarter, though.

We did seven deals greater than a million dollars which is an all-time high for Quest. Comparatively, we closed four transactions over $1 million in Q3 of ‘07. What is great is that these large transactions were driven by a wide range of products. The products represented our identity in access management suite, our whole range of migration products, our suite of AD management tools and lastly, a large transaction that was predominantly made up of our Foglight tools.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

On a regional basis, our North American public sector team, which represents federal, state and local and higher – had its best quarter performance ever. They closed four transactions in excess of $1 million, the largest being a multimillion dollar deal in the identity management product portfolio. The third quarter is generally the most integral to this group, given the timing of budgets and that team executed extremely well.

EMEA results were mixed with certain parts of the region experiencing some rollover effect from the U.S. economic issues, as a result EMEA slowed a bit in Q3, as I mentioned earlier. North America commercial had a solid quarter in light of economic worries that existed late in the quarter and contributed several of the million-dollar transactions. As a side note, Latin America had a solid quarter in Q2.

Our APAC region was led by Australia. Australia came on very strong from previous quarters. It had an exceptional performance in Q3. As you can see, our diverse product portfolio and strategy coupled with our broad reach of global locations allowed Quest to deliver a solid Q3.

Our maintenance revenues continue to perform well. This is a tribute to our product developers, customer support teams and support renewal teams that this part of our business remains a consistent vibrant part of Quest. It also shows that our customers are committed to our products as well.

Now let’s take a few moments to talk about our product areas and our – one of the great things about our product pieces is our ability to manage our portfolio products within different market segments. It’s a great at the testament to the leadership teams that run those product areas, and I wanted to make sure I highlighted that.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

Let’s start with the database management group. The database business worldwide showed continued stability. In the Oracle market, we continue to see steady performance within our development products. Our strategy that’s focused on specific end user types and deliver the right product to the right user is working and resonating with our customers. Toad continues to be the de facto standard for the Oracle database developers and single-server management products as well are an emerging area for us and we are focused on broadening our database management footprint and working to capture the available market.

In Q3, we rolled out new SQL server versions, including light speed for our flagship backup and recovery product. Overall, we remain extremely bullish on the SQL server market as we tighten our portfolio and continue to enable customers to meet the challenges of their growing SQL environments.

The application management business experienced growth in deal sizes larger than $50K which is important in that segment. We are seeing the emergence of deals for managing physical and vertical infrastructures and are well-positioned for growth as this trend accelerates. Wins within – in the Americas – one is our U.S. public sector team closed a seven-figure deal with a major municipal government agency.

The agency will use Foglight to manage the composite data center infrastructure, including (CBL), CRM and complex custom job applications. A major household name in the U.S. retail sector as well is using Foglight to manage critical business services from the time end users initiated transaction to the point that the transaction is executed in the database. We also count a leading construction firm in Australia who turned to Foglight to effectively manage their Oracle environment.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

On the product front, Foglight released an integration model enabling connections to over 300 technologies, allowing customers to use Foglight to manage a broad and diverse environment with one tool.

Now let’s move to Windows. Windows continues to drive a significant portion of growth. With Windows being so integral to our business, we made two acquisitions this quarter, which strengthen our Microsoft portfolio.

One of those acquisitions was the NetPro acquisition. It closed on September 12. The NetPro acquisition allows us to speed the development of new features for organizations looking for a single vendor to streamline their management of Windows active directory exchange share point and SQL server. The product rationalization between the two organizations was announced on October 15th, with the release of a white paper and seminars for partners and customers. The combined product lineup is the most comprehensive in the market today for Windows management.

The second acquisition is Aconex. That was completed on August 15th. We closed the Aconex acquisition to strengthen our product portfolio around the security and compliance of real-time communications. This acquisition deepens our management capabilities for strategic communications platforms, instant messaging, voice, Blackberry and video conferencing. It enhances our archived managers solutions and extends our reach to customers on non-Microsoft platforms such as IMB SingTime, Jabber, Reuters and Bloomberg.

In the area of identity and access management, we launched the Quest 1 identity solution. Quest 1 is a set of enabling technologies to improve efficiency, enhance security and ensure compliance with integral and external regulations. It includes solutions for single sign-on, provisioning, password synchronization and management, directory consolidation and strong authentication and compliance.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

Speaking about identity and access management, we had a large transaction for our Quest authentication services which was formerly know as Vintela with a federal agency. Our exchange migration of management products as well had a particularly strong quarter in Q3. Another transaction in our public sector team closed in Q3 was with our Quest management products that allow you to extend the systems management environment and the systems center environment for Microsoft.

Now let’s move on to our virtualization management area within our business.

We are beginning – we continue to see great momentum both in the server and desktop areas of our business. On the server side, Vision Core continues to deliver strong results. We added a large number of new customers which continues to grow our already substantial customer base. We signed an important OEM agreement with Dell that allows Dell to bundle Vision Core solutions with Dell hardware and VMWare software. As you know Dell is the number one reseller of VMWare software globally so this will further accelerate our rapid growth into the market.

Growth continues to be higher in our areas within our portfolio across both the SMB and enterprise market spaces.

On the desktop side, we released a new version of V Workspace which includes our optimized protocol aimed at delivering a PC-like end-user experience and knocking down barriers with DDI. We had our biggest customer win today to a U.K. government agency for over 10,000 users.

On the people and company front briefly, our employee total at the end of Q3 was 3,510 which includes all subsidiaries which compares to 2,992 at the end of Q3 from last year. That number, the 2007 number, did not include Vision Core or ScriptLogic which are subsidiaries at this time.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

In closing, it was a well-executed quarter across many fronts and we are already working hard in Q3 to make sure we maintain that focus and the success that we had in Q3.

Now I’m going to hand it off to Scott Davidson to share the financial details.

Scott Davidson: Thanks, Doug and good afternoon to everyone.

Overall, as Doug said, we feel very good about the Q3 results. At the summary level, total revenues were $187.6 million for the quarter, an increase of 23 percent year-over-year. This includes approximately $1.4 million from NetPro which closed in September. Excluding NetPro, the total revenue growth rate would have been 22 percent. Non-GAAP operating income was $41.5 million. Non-GAAP diluted earnings per share was 25 cents. Q3 cash flow from operations was $35.8 million. Deferred revenue was approximately $312 million, a $62 million or 25 percent increase from Q3 of last year.

I’ll get into the quarter now in a little bit more detail.

License revenues were $86.7 million, compared to $69.6 million in Q3 of 2007. This is a 25 percent increase year-over-year. Services revenue inclusive of professional services were $100.9 million, representing an $18.3 million increase or a 22 percent growth rate over the comparable quarter in 2007.

All product lines – along product lines, license revenue growth was driven primarily by the Windows management and the virtualization management product areas. Maintenance revenue growth was driven by our Windows management products, including the benefits from ScripLogic and Pass Co which were 20 percent of the overall dollar increase. Also contributing to the growth and maintenance revenues, but to a lesser extent, were maintenance renewals on our database and virtualization management products.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

Looking at the revenue mix for the quarter, although license revenue grew slightly faster than services revenue this quarter, license revenues represented 46 percent of the total revenues while services generated the 54 percent balance. We saw a similar mix in the comparable quarter of last year. Geographically, North American operations generated 64 percent of the total revenues for the quarter, with particular strength noted in our public sector business. The rest of the world operations generated the remaining 36 percent. Again, this was consistent with the year-ago quarter.

Moving to expenses, I would like to remind that you the Q3 2008 non-GAAP results presented today exclude the amortization of share based compensation, acquired in-process R&D charges, amortization of certain acquisition-related intangible assets and ongoing expenses associated with the stock option investigation. Earnings press release includes a reconciliation of differences between the as-reported GAAP and the non-GAAP financial results.

Total expenses on a non-GAAP basis were $146 million which was a 17 percent increase over Q3 of 2007. Of this amount, approximately 75 percent can be attributed to increased labor related expenses and higher cost related to foreign exchange. Total expenses decreased by approximately $8.6 million sequentially, as we benefited from a strengthening dollar and headcount reductions made late in the second quarter. The operating expenses decreased sequentially by approximately $8 million with 11 percent related to lower cost due to foreign currency, 42 percent related to the reduction in headcount that was made late in the second quarter and the balance associated with reductions in outside services and travel.

Average head count increased nine percent, compared to the third quarter of 2007. And as Doug said, total headcount was about 3,500. That has about 145 people from NetPro included in that number. Of that 145 people, that is a 32 percent reduction in their pre-deal headcount. And the expectation for NetPro is that will be accretive in 2009.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

Turning now to the expense line items, sales and marketing expenses for Q3 were $75.4 million or 40 percent of the total revenue as compared to $63.6 million and 42 percent of the total revenue the same quarter a year ago. Of the increase, approximately three quarters is associated with increased labor-related expenses including the impact from foreign exchange. Another 12 percent can be ascribed to the severance and retirement expenses.

Discretionary marketing accounts for the rest of the increase. And sales and marketing expenses were down five percent sequentially from a reduction in average headcount.

Research and development expenses in the third quarter were $35.9 million or approximately 19 percent of total revenue. This compared to expenses of $28.2 million or approximately 19 percent of total revenue in the year-ago quarter. Approximately two-thirds of the increase was related to labor in addition higher cost related to foreign exchange. Research and development expenses were also down five percent sequentially, primarily due to a reduction again in average headcount.

General and administrative expenses were $17.9 million or approximately 9.5 percent of total revenue in the quarter, as compared to expenses of $18.2 million which was approximately 12 percent of total revenue during Q3 of last year. G&A expenses decreased 11 percent or approximately $2.3 million on a sequential basis. The reduction in G&A was related to a reduction labor cost, professional accounting and legal fees.

Costs related to our previous restatement associated with the legal and indemnification were approximately $1 million this quarter.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

Looking at income, GAAP operating margins were 15 percent in the quarter and GAAP operating income was $27.8 million. Non-GAAP operating income was $41.5 million, generating in a non-GAAP operating margin of approximately 22.1 percent.

Other income expense net in the quarter was a net expense of $6.5 million versus a net benefit of $7 million in Q3 of ‘07. The primary driver of the year-over-year change is related to the strength of the U.S. dollar and as we discussed before, the predominant amount of our foreign exchange exposure is revealed within the other income and expense line.

Our GAAP effective income tax rate for the year-to-date basis was approximately 16 percent, compared to 41 percent in the similar nine-month period of the prior year. The comparative difference is a result of several factors including the projected mix of income between high and low tax jurisdictions, the closure of an Internal Revenue Service examination of prior period tax returns that resulted in a reduction in the average tax rate during 2008, and the booking of a valuation allowance in certain jurisdictions that resulted in an increase to the effective tax rate during the first nine months of 2007.

Our year-to-date 2008 non-GAAP tax rate was 24 percent, compared to 32 percent in the first nine months of 2007, primarily due to the forecasted mix of pre-tax income and the impact from the IRS adjustment mentioned previously. GAAP net income was $17.3 million and GAAP EPS was 16 cents.

Non-GAAP net income was $26.8 million and non-GAAP diluted EPS was 25 cents. Fully diluted weight average shares outstanding was approximately 107 million shares.

Now turning to the cash flow statement and the balance sheet. As of September 30th, 2008, cash and investment balances were approximately $375 million. This represents a decrease of $44.8 million over the comparable balance in June 2008. The decrease in cash and investments is primarily due to the company’s acquisition of NetPro for approximately $75 million net of cash acquired.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

Capital expenditures for the quarter were $2.7 million.

Cash flow from operations was approximately $36 million in the quarter, compared to $31 million in Q3 of 2007.

DSOs was 58 days which was an eight-day improvement over the 66 days in Q3 of 2007. Days sales outstanding was 58 days in Q2 of 2008.

Deferred revenues increased 25 percent to approximately $312 million, up $62 million year-over-year. Thirteen percent of the dollar increase was related to the NetPro acquisition.

Let’s talk about guidance. For 2008, we continue to see opportunities in the primary market. Given this and higher-than-expected revenues in Q3, we are revising the revenue range to $725 million to $740 million. This includes the expected impact from NetPro, but is also tempered by our concerns surrounding the economic environment.

As to margins and including the impact from NetPro, GAAP operating margins are expected to be 10 percent to 11.5 percent for the year, which implies a non-GAAP operating margin range of 17 to 18.5 percent.

The non-GAAP guidance excludes approximately $31.2 million related to the amortization of acquisition of related intangible assets, $1 million for in-process R&D acquired in May of 2008, $16.8 million of share-based compensation expense and $3.2 million in ongoing expenses associated with the stock option investigation.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

The last item that I wanted to touch on is the tender offer. We intend to launch the tender offer on or before November 7th for $140 million of our common stock. We continue to evaluate financing proposals which would enable us to increase the size of the tender should terms become amenable. However, given the anticipated pricing and restrictive covenants on the business combined with uncertainty in the debt markets, the plan is to move forward with $140 million tender utilizing variable cash resources.

This concludes my part of the prepared remarks and now let me turn it over to Vinnie.

Vinnie Smith: What I thought I would is do just a quick couple points on Q3. I had five thoughts.

First, when I look at the quarter and we evaluate it, the products came in at about how we thought they would. There was good balance between the database, application, virtualization and Windows. Everything performed nicely in the quarter. It was a good quarter, and it was very balanced.

The next piece – the way I’m looking at the quarter and then on a go-forward basis, is we did a lot of large deals in the quarter for us, but we are not reliant on large deals. And what I mean by that is I think in the future – the concern on the economy anyway, is that customers are going to be more difficult or demanding when it comes to large deals.

Let me give a couple of examples. In the Northeast, which is highly concentrated with banking, we actually had a really nice quarter.

One of the reasons for that is in the last couple of years, they’ve been transitioning away from doing as many large deals and have moved to a more of a volume business, so not as many million-dollar deals, but a lot more $100,000, $200,000, $400,000 deals. That is a little different than the U.K. where they’ve been running the business effectively and doing large transactions, over a million dollars, many in the banking sector.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

When this quarter hit, they had a more challenging quarter. It’s not because they are any less strong in sales or sales management. It was – they had become adept at large deals and that part of the market is much more difficult. When I look at our mix – how we achieve our numbers, I don’t feel that we are that vulnerable that we rely on that many large deals and we have a good pulse on it. So that is a big issue I think that we all should be concerned with moving into ‘09.

Another data point on large deals, during the quarter, we sampled how much of our large deal mix is from the financial sector. And it turns out, and I thought this percentage was going to be 50 percent of our deals, over half a million bucks would be in finance, but it turns out there was only 20 percent are in banking or insurance. That was a nice number to give you a better feel for it.

Another point of the quarter is renewals came in strong. That’s for me – that’s an indicator that we don’t have a ton of shelfware out there and it also implies that customers are getting a strong ROI from their investment with Quest which is nice.

Next point in the quarter was, we did two acquisitions. And people working here and the companies that we acquired, Aconex and NetPro, we did a fantastic job integrating these businesses into Quest very quickly, adeptly, and I think that work that was done by both the acquired and acquiree is going to really pay off in Q4 and next year. Job well done.

And then last point on the quarter – we’ve been doing, I think in my opinion a good job managing our expenses this year. We obviously did a layoff earlier this year in preparation – foreseeing some tougher times in front of us. We executed that well. I don’t think we hurt or damaged the company by taking some of those costs out. I think that is going to be – that we should look that as that as smart on our part going into the year.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

Moving onto Q4 and 2009. The expense piece will stay where we are now in that we will be very careful as far as moving up expenditures, given the economic climate. We will look for enhanced productivity out of our workers as we still want to grow the revenue and grow profit, but we are not going to prep forward and spend really heavily into the economic situation that we are facing.

Another point on Q4 in 2009, we are going to use our balance sheet to buy back stock, as Scott just mentioned. He gave you some details on the buy-back. We are excited about moving forward on that and getting going shortly here.

Next piece is we are working very diligently on how we go to market and whether we do that profitably and efficiently. We are fine-tuning those levers right now to be more effective in 2009. That will help us achieve some greater productivity in our organization without having to grow expenses that much year-over-year.

Next point on ‘09 is I think we’ll continue to see more transition into channel business as our virtualization business and our SMB business grows. Those are dominated by almost entirely the channels, we distribute through the channel there, so as those businesses grow, a greater portion of Quest will be delivered to the channels which is nice.

Another piece on ‘09 I think we are going to experience is we are just becoming such a powerful force in the Microsoft marketplace, similar to the place we achieved in Oracle and that allowed us to increase our profitability in that area. I see our Microsoft business obtaining that leadership position, and we’ll be able to drill a little bit better profitability out of Microsoft than – we are seeing that in ‘08 and we’ll continue to see that in ‘09.

On the virtualization front, we have had a hot hand in the product mix that we brought together into the marketplace over the last couple of years. That’s really exciting to be a part of that marketplace and to move in so fast and be part of so many – have sole customers – product and so many customers so quickly. And the markets continue to grow quickly. Those are the upside.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

The downside is we are going to get more competition from established vendors, like VMWare, Microsoft, possibly Symantec, entering into some of the areas where we are running. We are moving fast in the virtualization space. We are moving more product into the space which is really exciting. The market is growing. But again we are going to face more competition. We are keeping our hands very close to the virtualization business, and it’s been a very fantastic contributor over the last year or so.

One last point and then I’ll turn over to questions, and that is currently we do almost zero third-party financing within Quest. That part of the industry is dried up as almost all financing has. That will not impact Quest as I know that was a hot issue for certain software companies that rely on financing their deals. Absolutely not an issue here, because we don’t do it – almost zero third-party financing.

That is the conclusion of my thoughts on Q4 and 2009.

I want to open up the call to questions. But before I do that, I want to let you guys know that it’s Mr. Garn’s birthday today. He’s rolling his eyes right now. It’s his birthday as well as his first earnings call which is very nice. Let’s go to questions.

Operator: Thank you, sir. If you would like to ask a question, please press star one on your telephone keypad at this time. If you’re using a speakerphone, we ask that you please turn off your mute function to allow your signal to reach our equipment. Once again, that is star one to ask a question. And we’ll pause for just one moment to assemble the queue.

And we’ll take our first question from Tim Klasell with Thomas Weisel Partners.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

Tim Klasell: Just a couple of questions here. The first one is to you, Scott. With the currency moving around and moving the numbers around, I know there’s a wide range of estimates out there. Can you give us a formulaic approach as to how currency will affect the OpEx and the other income on it and which currencies we should be watching?

Scott Davidson: The OpEx line where we are impacted by currency is really two-fold there. On the sales line in particular for our non-U.S. subsidiaries, we obviously pay our salespeople and all of our expenses are in local currency. But there’s a local offset because we sell product in local currency. That is somewhat of a natural offset.

Where it impacts us more on OpEx than anywhere else is in certain parts of the world like Russia or Israel or even Canada, where we have expenses that are in local currency because that’s what we do a lot of our R&D, but there is not a natural offset. A large part of business with Canada actually is in U.S. dollars, so there’s no natural offset.

Just to give you an idea in the quarter, between the revenues and the OpEx, the revenue impact from currency was a positive $2.2 million, and the expense impact was about a negative $3.2 million. About $1 million delta, so that was somewhat a smaller impact.

Down below the line on the OI&E line – and we’ve had this discussion in other calls, because we are a U.S. dollar functional company on a worldwide basis, what you are seeing is effectively the remeasurements of our balance sheet outside of the U.S., whereby we take a rate against let’s say the AR balance or the net of the AR balance and the cash against your monetary expenses. That net impact gets changed or affected, if you will, by the change in currency.

To model that for you guys is very difficult because you don’t understand the balances of each of our individual entities. I can’t give you too much guidance on how to model that. But what I can tell you is that if you look at situations as we’ve seen in the last year or so where the dollar weakens substantially on a sequential basis, that’s going to have a negative impact to our OI&E line.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

From a currency perspective, the biggest currencies you need to pay attention to as it relates to us is pounds sterling, the Euro, the Canadian dollar and then generally to a lesser extent, the ruble and the Israeli shekel. But it is a hard thing to model.

One of the things that is on the development plan for 2009 is to try to hedge that OI&E line, because they are known exposures. The impact that we took this quarter in many cases are unrealized losses. They are not realized. It’s accounting exposure as opposed to an economic exposure, but it creates this volatility on a quarterly basis that is somewhat difficult.

Tim Klasell: What are you modeling in for the Q4 guidance?

Scott Davidson: When we provide the guidance, we provide the guidance down to the operating income number. We have a model internally, but we are not providing any external modeling. I think you could have a wide range of modeling, if you will. I would presume given what we’ve seen at least this quarter with respect to continued weakness of the dollar, that I wouldn’t expect dramatic increases in OI&E next quarter. The first two quarters of this year, we had a positive benefit from foreign exchange to the tune of about $4.7 million. On a year-over-year basis, it nets out in many cases. But on a quarterly basis, sometimes as we saw unprecedented movements of the dollar, it can impact drastically within a quarter.

Tim Klasell: Good. The next question I have is on the NetPro acquisition and your acquisition strategy overall. That was more of a consolidation, if you will, acquisition different than you guys have done in the past. With prices coming down across the board for companies out there, what is your M&A strategy? Should we hold the same of thinking ads around Windows, virtualization – in the channel or could we see some more consolidation-type acquisition?

QUEST SOFTWARE

Moderator: Stephen Wideman

10-30-08/4:00 p.m. CT

Confirmation # 3261794

Vinnie Smith: This is Vinnie. Things are getting obviously cheaper from a valuation, especially in the public market. The product guys don’t realize how closely linked they are to the public valuation. They like to deny that when our valuations aren’t flying. That is sometimes a tough sale on the private side. I don’t know if our strategy will really change any in that we are not altering the way we look at companies. We are not looking to do any more consolidation plays. It hasn’t affected us yet. Although we do take notice and realize that companies that could be in adjacent markets could be more attractive at these prices. We haven’t really gotten serious on it.

Tim Klasell: Great. Thanks a lot.

Operator: We’ll move on to our next question from Kirk Materne with Bank of America.

Kirk Materne: Congrats on the quarter. Vinnie or Scott, can one of you talk a little bit – you mentioned heading into next year, trying to market models, given that you have a little bit more portfolio products and some other companies that are a little more focused in one area. Can you just talk a little bit about which of the product lines you think you can get a little bit better leverage out of the indirect channel with or give us some idea in terms of what you are thinking? I assume it’s getting better leverage at the channel, because you guys have been mostly direct. Can you expand on that a little bit to start?

Vinnie Smith: I am going to bring Doug into this. Just so you guys know we do 100 percent of our business with SMBs and with the virtualization products through the channel today.

Doug Garn: As well in our Windows geo group down. About 10,000 users and below, we go through all channels.

QUEST SOFTWARE

Moderator: Stephen Wideman

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Confirmation # 3261794

Vinnie Smith: That was a commitment we made a couple of years ago and it’s really flourished and paid off. We have learned a lot as a company. Those businesses have been growing faster than our core business, so they become a greater percentage. In fact, it’s becoming much more meaningful. Frankly, when we’ve been fine-tuning our go-to-market for ‘09, we’ve been involving channels. We have also been fine-tuning how we direct our dedicated sales force.

Doug Garn: For this next year, we know – in the years past, Quest was not as effective from a channel perspective. Two years ago, we made a huge push to begin to become a real player there. I think it’s begun to happen. We have begun to see a real acceptance within the channel community. Next year – some of the growth that we are expecting to get out into our top-line revenue side, we know needs to come from increased acceptance and product being driven through the channel partners. It’s one of my top priorities.

In fact, later this month I’m going to be meeting with some of our top partners here in AV for two days and really continue to work on a strategy. Some of the products – the SQL service products – Foglight actually has channel opportunities. Identity and access management products are in fact considering going almost exclusive from a channel perspective or very strongly with a channel focus. Two years ago, we wouldn’t have never even talked about that.

Kirk Materne: That’s great. Maybe just my follow-up question is for Scott. Your maintenance revenue continues to grow as a percentage of your total revenue. As we head into ‘09, assuming the top-line trajectory doesn’t change dramatically, should that continue to have a relatively positive impact on your overall margin structure? Is there anything else I should be thinking about as – I realize you don’t want to give specific guidance.

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But directionally, is there anything else we should think about in terms of incremental expenses you want to take on? My sense would be if that that continues to grow at a fast rate, it’s should have a little bit of a positive list on your operating margin heading into next year.

Scott Davidson: The economics of the maintenance revenue clearly is that it has a higher margin. In the past, as we’ve attacked newer growth markets like virtualization for example, we’ve spent or invested that money, as the case may be. I think what I would say is that dovetailing with some of the comments Vinnie made earlier, that we are going to be judicious on the expense increases next year. Ideally, you would like that to mean somewhere of a drop to the bottom line. We are starting to formulate the 2009 numbers as we speak right now. As you might be aware of and we all live in this today, 2009 is a moving target given the economy.

Without spending into it, assuming we get the revenue growth that we would like to have and that should positively impact margins, but we’ll work with that and we’ll talk about that in January. But from an economic perspective, you are on target there.

Kirk Materne: Thanks very much.

Operator: We’ll take our next question from Derek Bingham with Goldman Sachs.

Derek Bingham: Hi, gents. Congratulations on the quarter and what a way to spend a birthday, Doug. Really fun. My question was on the guidance. Obviously the macro is what it is. Even that said, it would look to be very conservative in terms of what you are expecting for license growth on a sequential basis relative to what you typically see. Looking for thoughts on is that just because you are reading the papers and you want to be conservative? Or more to it that you have seen – the September quarter or the first few weeks of this quarter that would make you more concerned about lack of budget flush?

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Scott Davidson: At the highest level, looking at sequential growth, quarter to quarter from Q3 – and the Q3 that we just had into Q4 could probably be a little bit cloudy, because we just had a quarter where we did seven deals over $1 million, which is very atypical for us. What I looked at when we put together the view of the guidance was what is the year-over-year growth or the sequential growth back from ‘06 to ‘07. And what do we think it will be from ‘07 to ‘08. ‘06 to ‘07, the license growth was about seven percent.

We know what’s going on from an economic perspective today. When we set the guidance ranges for the sequential growth this quarter, the range is anywhere from a license down nine percent to a license up five percent. Conceptually, on a sequential basis, we would be pretty close to where we were last year sequentially, albeit in a much worse environment. We would be pretty happy if we got there, but we are protecting some of our downside with the low end of the range on the guidance.

The other thing that I’ll say is that it’s important to note that in the guidance there isn’t a huge impact on the license line from NetPro in Q3. Q3 NetPro added a total revenue impact I said of about $1.4 million. While we do expect some benefit of NetPro, as I’ve said in my open comments, that we have a 10 percent of that guidance. At a five percent increase given the economy out there, we feel that that’s about where we should be while we also protect the downside.

Derek Bingham: Could you give any sense on NetPro? We’ve seen some numbers – wherever in terms of what run rate NetPro was on – exiting ‘07 or the beginning of this year. Do you have some sense of what we might expect as we think about modeling that out on a top-line perspective?

Scott Davidson: We’ll talk about – next year we are going to talk about the overall number. NetPro will be glued into the Windows business. We don’t want to break it out separately. We did this quarter to give you an idea. The issue for those of you who may have seen or heard NetPro

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historical numbers or forecasted numbers, they did not have VSOE so a lot of the revenue was structured under a pro forma revenue recognition model. They didn’t sell a pro forma model, but that’s how it had to be accounted for because of the way that their deals were structured. That’s why we were able to recognize $1.4 million in the quarter.

Without getting into what their bookings run rate is, because we don’t like to talk about that, the GAAP impact was obviously significantly less than that. But it will be embedded into our guidance next year when we talk about it. But you can get an idea where it was, based on what we recognized in the two weeks ending this quarter.

Derek Bingham: OK. Thanks a lot.

Operator: We’ll take our next question from Mark Murphy with Piper Jaffray.

Mark Murphy: Thank you. Doug, the tone of your comments is a little different than what we are hearing from most of the other software companies out there. I think typically what we are hearing is they are referencing a softer demand environment at the end of September and probably getting worse in October. Most of them are reducing their guidance for the year. Can you just comment on whether – are you at a point where you are not seeing a slowdown at this point? And to go on with that, what close-rate assumptions have you baked into Q4 to try to account for the spending environment?

Scott Davidson: This is Scott. I am going to jump in here for a second before I let Doug speak. I did just say that last year we grew sequentially seven percent. Now we are expecting a range of anywhere from – this is on the license line, anywhere from down nine percent year-over-year to up five percent. By my math, that’s a softer number.

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When we talk about building expenses against that for next year, it doesn’t imply anything into the ‘09 number yet. What you’ve seen through the year from us is a continued management on the expense side, whereby our initial margin guidance was 16 percent to 17 percent, then was 17.5 percent to 18.5 percent and is now 17 percent to 18.5 percent.

On the expense side, all we did was shear off about 50 basis points on the low end of the range. That is due to the NetPro acquisition which is specifically after we provided guidance. On the whole, when you look at last year’s sequential guidance and the range this year, it would imply a little bit more of a softer economy clearly than what we’ve seen in years past.

Doug Garn: When we came into the last few weeks of Q3, Vinnie made the comment that in fact, we did begin to see softening in particular in Europe, mostly in the U.K., but to some degree in the (dock) region as well but not as much. We were very pleased to see actually our North America commercial – our public sector business had a great quarter and they took advantage of the federal spending and it was just awesome to watch. But then you look at the North America commercial – one of the advantages we have is even though we did do seven transactions that were over $1 million, we also do a tremendous amount of our business in the $100,000, $250,000 range.

Even today in the difficult economic times, we still see these – if there’s enough business value, those transactions will continue to go through. At least that’s what we are experiencing. But we did go into Q4 and if you were – we sat down with all of our sales leaders and listen, they are nervous just like anybody else which is reflected in the guidance that Scott has given. We are nervously optimistic that we can do well.

Mark Murphy: OK. Doug, as a follow-up. Can I get your thoughts on some of the recent Microsoft announcements. They announced the launch of a cloud-based OS – an online platform and moving some productivity applications to an on-demand model. I know that a lot of that is going

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to evolve over a very, very long-term time frame. As you think about that technology direction and your Windows business, does it increase your opportunity by creating an environment that is harder to manage because of a hybrid architecture? Or does it somehow erode the management opportunity as more of the systems are being implemented and possibly managed in the cloud. How are you thinking about that with the understanding that you do have a lot of momentum in your Windows business?

Doug Garn: I actually think between Vinnie and I, Vinnie is the better guy. His long-term role at Quest and has always been to look into the future. Even though I have a variety of views, they are not as relevant as Vinnie’s. I just turned 50 today so I’m old and decrepit and my brain is a little useless. I’ll let Vinnie handle it.

Vinnie Smith: I think it’s a really good question because these clouds are coming. It’s not clear what position they are going to take in our life. Whether you are a corporate user of IT or an at-home user, it’s obvious how powerful they’re become. There’s limitations in the cloud that need to be dealt with around security and going through firewalls. We are working on solutions that enable you to use the cloud as well as your internal operations.

We think there’s going to be a hybrid solution for a period of time, many, many years where corporations will not be letting go of massive parts of their IT, but they’ll be augmenting it or supplementing it with the cloud. We’re at work to build products that is will enable us to work and cooperate with providers. That is good and there are rich opportunities there, because the cost of the clouds are – we might not have seen the real price of the cloud, but on the face, they look cheap.

Overall if we all moved in the cloud, it’s hard for us to build the business we know today in that model. There’s real risk there. If we all move off the exchange into Gmail, we would have one guy to sell to and that would be a little bit different proposition for us. There’s that mix between

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the two as you indicated in your question. We are playing for future where clouds are real. Companies are going to make their own IT shops look more like clouds, and they are going to rent space from third-party clouds.

Mark Murphy: Thank you.

Operator: We’ll take our next question from Aaron Schwartz with JP Morgan.

Aaron Schwartz: Good afternoon. I had a question about the margin guidance. It looks like at the midpoint, Q4 margins could be in the flattish or down a little bit if we look at it below the mid-point, a sequential margin move from Q3 to Q4. Is that entirely NetPro, because you did take a lot of cost out of NetPro initially? I’m wondering if there’s – if this goes back to the issues you talked about – NetPro impacting the Q4 margins.

Scott Davidson: The guidance prior to NetPro was 17.5 percent to 18 percent. I’d say, 50 basis points of that margin is primarily NetPro. The other thing is you can get to the – if you think about the margin guidance, we clearly had exceptional margin improvement on a sequential basis. Some of which was driven by the headcount reductions we talked about, some came from currency. We know that the Q4 number on the expense side for sales in particular, should go up if the revenues go up on a percentage basis because your commission cost. That’s going to erode a little bit, but you should be thinking about on the full-year basis, the difference primarily being NetPro.

Aaron Schwartz: OK. That’s helpful. A couple of times on this call and even on the call you had earlier in the month, you alluded to maybe having a slight shift in the balance of growth and profitability. I’m wondering if you look out into ‘09 and beyond, and I know you are not giving guidance, but do you look to manage your business head at a particular revenue level or would you look to possibly adjust to manage to a margin level if things get a little tougher on revenue side?

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Vinnie Smith: I’ll jump in here. It’s a balance in that we are looking to do a little bit of both. We are looking to increase the margin next year. We are not certain – as all you guys on the call know – who knows what the IT purchasing climate will be like in ‘09? We are trying to decide what to spend in ‘09, how much to spend into it. If we don’t meet target number one, do we still meet target number two and what margin does that drive? That is how we are building our ‘09 models and then from that comes our spend plan.

We are taking a relatively conservative stance in ‘09 from a growth point of view right now which means that we are not going to be spending quickly into ‘09, at first anyway. And that means we are also looking into giving you more margin – and not give you, but let the company generate a little bit more margin. It’s definitely a more complex situation, given the just – hard to get a feel for ‘09 purchase climate.

Scott Davidson: The other thing is, Aaron, that it follows form with the question that Kurt asked before which is what do you think the mix will be between maintenance and license. To the extent that maintenance is a larger proportion, there’s availability there on the margin side, you would expect.

Aaron Schwartz: OK. Terrific. Congratulations and thanks for taking my question.

Vinnie Smith: Does that answer it? I’m not trying to be evasive.

Aaron Schwartz: It does, I know you’re not giving guidance, it’s a little tough. I’m just wondering if your margin predicated on a particular revenue line to where if things get tough, the margin would suffer? Or if things do get tough and the revenue falls a little below, your initial thoughts, would you adjust to hit a particular margin target?

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Vinnie Smith: Let me answer it this way. Things have gotten incrementally tougher since we started the beginning of the year and the margins have gotten incrementally better. That’s because we moved early. We were a little fortunate on that and now we are moving early. We are doing our ‘09 planning to be able to try to give a little bit more – let the business give more margin. But if we start missing our internal revenue numbers, it will be hard for us to retrieve quick enough on spending.

Aaron Schwartz: OK. Terrific. That’s helpful. I appreciate the color.

Operator: We’ll take our next question from Walter Pritchard with Cowen & Company.

Walter Pritchard: One question on the virtualization business and how you are running that business. You have previously run that as separate businesses as you’ve acquired some assets and I understand you are start to consolidate that. Is that driven by a desire to put together a more holistic product strategy or is that to eliminate redundancies in the overhead expenses and maybe sales expenses?

Doug Garn: Today, we continue to run the virtualization business separately. When you look at how Vinnie and I split up our responsibilities, I am running much of the whole rest of the business, and Vinnie is running the virtualization which is both the Vision Core and VDI of Quest, the desktop and sever side. We really will continue to keep it separate. We think it needs to remain separate. When you are in a growth market like that, you really want to try to treat it differently, allow it to behave differently, allow it to respond to the market differently which it has continued to do. It’s an extremely successful part of our business.

There are some tentacles that are reaching into each other where we are beginning to share some technology between our Foglight infrastructure. We’re trying to do some integrating of our backup and recovery strategies across different platforms, but that doesn’t mean that we are going to integrate those different businesses. You will – I don’t see any point in the foreseeable future, where we’ll blend in the virtualization side of the business.

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Walter Pritchard: How much are you pressing there in terms of trying to get the margin of that business up a little bit? I know it’s growing phenomenally, so that is probably the priority, but in terms of looking out to 2009 and maybe getting margins up a bit more, is that a driver of that dynamic?

Vinnie Smith: In the virtualization business, we are not driven by margin. I think – it has to do with its growth profile. We think we have a rich opportunity to grow our business rapidly, so the first priority isn’t margin. We are careful and we want to spend money wisely. It’s not of the size and scale where we would like to get as high a level margin out of it, so we want to run it fast while we can. We are smart with our spend; we don’t want to be foolish with it. Because of its growth, we haven’t been able to spend the money fast enough. It’s actually thrown off a fair amount of cash which is cool. But that begs the question if it’s growing that well, are you not spending hard enough against the opportunity? That’s the balance.

Walter Pritchard: Thanks a lot.

Stephen Wideman: That’s the last question.

Operator: There appears to be no further questions at this time. Mr. Garn, I would like to turn conference back to you for any closing remarks.

Doug Garn: I would like to thank our shareholders that have invested in Quest. I certainly would like to thank our customers – those of you who might be listening. Most importantly, I truly – I know we had a whole host of employees that are listening to the call. It is really exciting the quarter that we had, and we truly appreciate the work that all of you have done. It’s great to have you guys a part of Quest. I’m glad you guys got to celebrate this momentous moment with me. Vinnie is rubbing his head going, “No.” Thanks very much and you guys have a great day. We’ll talk to you all later. Bye-bye.

Operator: This concludes today’s conference call. Thank you for joining, and have a wonderful day.

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